
07072079

United States
Securities and Exchange Commission
Washington, D.C. 20549



Form 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number: 0-11595

The Merchants Bank 401(k)
Employee Stock Ownership Plan
(Full Title of the Plan)

Merchants Bancshares, Inc.
(Name of issuer of the securities held pursuant to the plan)

275 Kennedy Drive
South Burlington, Vermont 05403
(Address of principal executive office)

Total Number of Pages in File: 13

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Merchants Bank
401(k) Employee Stock
Ownership Plan

Date 6/29/07



By
Thomas Havers
Senior Vice President of Merchants Bank,
sponsor of The Merchants Bank 401(k)
Employee Stock Ownership Plan

Date 6/29/07



By
Michael Breen
Retirement Plan Committee Chair,
Vice President of Merchants Bank, sponsor
of The Merchants Bank 401(k)
Employee Stock Ownership Plan

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Schedules
(With Report of Independent Registered Public Accounting Firm)

December 31, 2006 and 2005



THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
December 31, 2006 and 2005

TABLE OF CONTENTS

MCSOLEY MCCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Report of Independent Registered Public Accounting Firm

To the Retirement Committee
The Merchants Bank 401(k) Employee Stock Ownership Plan
South Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan (the "Plan") as of December 31, 2006 and 2005 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan at December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The 2006 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2006 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

McSoley McCoy & Co.

June 29, 2007
VT Reg. No. 92-349

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Assets:		
Investments at fair value (note 3):		
Corporate stock - Merchants Bancshares, plan sponsor (note 5)	$ 11,440,121	$ 13,544,936
Equity mutual funds	14,902,097	11,151,391
Money market funds	922,265	652,057
Participant loans	457,372	475,027
Total investments at fair value	27,721,855	25,823,411
Cash	76,762	62,532
Employee contributions receivable	-	444
Employer contributions receivable	-	488
Net assets available for plan benefits	$ 27,798,617	$ 25,886,875

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK 401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2006

	Participant Directed Funds	Participant Directed Loan Fund	Total
Additions to net assets attributed to:			
Investment income:			
Net depreciation in fair value of investments (note 3)	$ 173,060	$ -	$ 173,060
Interest and dividend income	1,379,342	-	1,379,342
Total investment income	1,552,402	-	1,552,402
Contributions:			
Participant contributions	889,274	-	889,274
Employer contributions	888,308	-	888,308
Total contributions	1,777,582	-	1,777,582
Loan repayments	222,031	(222,031)	-
Total additions	3,552,015	(222,031)	3,329,984
Deductions from net assets attributed to:			
Benefits paid to participants	(1,396,860)	(21,077)	(1,417,937)
Loans to participants	(225,453)	225,453	-
Fees and commissions	(305)	-	(305)
Total deductions	(1,622,618)	204,376	(1,418,242)
Net increase (decrease) for the year	1,929,397	(17,655)	1,911,742
Net assets available for plan benefits:			
Beginning of the year	25,411,848	475,027	25,886,875
End of the year	$ 27,341,245	$ 457,372	$ 27,798,617

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2005

	Participant Directed Funds	Participant Directed Loan Fund	Total
Additions to net assets attributed to:			
Investment income:			
Net depreciation in fair value of investments (note 3)	$ (2,537,936)	$ -	$ (2,537,936)
Interest and dividend income	1,015,299	-	1,015,299
Total investment income	(1,522,637)	-	(1,522,637)
Contributions:			
Participant contributions	1,157,711	-	1,157,711
Employer contributions	914,483	-	914,483
Total contributions	2,072,194	-	2,072,194
Loan repayments	314,032	(314,032)	-
Total additions	863,589	(314,032)	549,557
Deductions from net assets attributed to:			
Benefits paid to participants	(2,960,271)	(30,584)	(2,990,855)
Loans to participants	(324,135)	324,135	-
Fees and commissions	(7,714)	-	(7,714)
Total deductions	(3,292,120)	293,551	(2,998,569)
Net decrease for the year	(2,428,531)	(20,481)	(2,449,012)
Net assets available for plan benefits:			
Beginning of the year	27,840,379	495,508	28,335,887
End of the year	$ 25,411,848	$ 475,027	$ 25,886,875

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of The Merchants Bank 401(k) Employee Stock Ownership Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General - Effective January 1, 1990, The Merchants Bank ("the Bank") established The Merchants Bank 401(k) Employee Stock Ownership Plan, as a replacement plan for The Merchants Bank Employee Stock Ownership Plan originally established January 1, 1980. Effective October 1, 2002, the trustee of the Plan is the Charles Schwab Trust Company ("the Trustee"). The Plan covers the employees of the Bank and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Eligibility - All employees at least nineteen years old are eligible to participate in the Plan on the first entry date following the date the employee has completed at least six consecutive months of service regardless of the hours of service. The entry dates are January 1, April 1, July 1, and October 1 of each Plan year.

(c) Contributions - Contributions to the Plan are made by both the Bank and the employee. An individual employee may elect to contribute a percentage of his or her compensation not to exceed 75%. The Bank's matching contribution is made on a discretionary basis, as a percentage of employee contributions or in any amount set by the Board of Directors of the Bank annually and communicated to the participants prior to the first day of the Plan year to which the Bank matching contribution shall apply. In addition, employees can make a supplemental contribution which will not be matched by the Bank. In 2006 and 2005, the Bank matched employee contributions each pay period at 200% ($2.00 for each $1.00) up to 4.5% of an employee's compensation. Contributions are subject to certain Internal Revenue Service limitations.

(d) Participant Accounts - Each participant's account is credited with the participant's basic and any rollover or after-tax contributions and his or her allocation of (a) the Bank's contribution; and (b) investment earnings attributable to such contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants direct contributions among a number of investment choices including Plan sponsor stock, equity mutual funds, bond funds, and a money market fund. Bank contributions are automatically invested in accordance with the participant's investment direction for his or her account.

(e) Vesting - Participants are immediately vested with respect to their contributions and the Bank's matching contributions made after December 31, 1989.

(f) Forfeitures - Forfeitures are used to reduce Bank administrative expenses.

(g) Payment of Benefits and Withdrawals - Distributions from the Plan will be made in cash and or Merchants Bancshares, Inc. common stock, based on the participant's election at the time of distribution.

Description of Plan (continued)

(h) Participant Loans - All participants may borrow against their accounts. Loans shall not be less than $1,000 nor greater than the lesser of (1) $50,000, reduced by the excess of the highest outstanding loan balance during the preceding twelve month period over the outstanding loan balance on the date the loan is made, or (2) one half of the present value of the participant's vested nonforfeitable accrued benefits under the Plan. Loans carry an annual interest rate of 1% over the Bank's prime rate. Only two loans per participant may be outstanding at any time. Loans are repaid over a period not greater than 60 months.

(i) Administrative Expenses - Plan expenses are offset by forfeitures. All plan expenses in excess of forfeitures are paid for by the Plan sponsor.

(2) Summary of Significant Accounting Policies

(a) Accrual Basis - The accounting records of the Plan are maintained on the accrual basis of accounting.

(b) Investments and Investment Income - Investments are held and maintained by the Plan trustee and are reported at fair value. Investments other than participant loans are valued at quoted market prices in an active market as of the close of business on the last day of the year. Participant loans are valued at estimated fair market value.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

(c) Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Risks and Uncertainties - The Plan provides for various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

(e) Payment of Benefits - Benefit payments are recorded when paid.

Summary of Significant Accounting Policies (continued)

(f) New Accounting Pronouncements - In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Statement 157 does not require any new fair value measurements, but clarifies and standardizes some divergent practices that have emerged since prior guidance was issued. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact.

(3) Investments

The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005 are as follows:

	2006	2005
Merchants Bancshares (498,915 shares in 2006 and 563,370 shares in 2005)	$ 11,440,121	$ 13,544,936
PIMCO Total Return Fund (211,220 shares in 2006 and 194,218 shares in 2005)	$ 2,192,466	$ 2,039291
Artisan International Fund (56,183 shares in 2006 and 47,109 shares in 2005)	$ 1,628,755	$ 1,192,337

Net appreciation (depreciation) in the fair value of investments during the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Mutual funds	$ 757,387	$ 289,713
Common stock - Merchants Bancshares	(584,327)	(2,827,649)
	$ 173,060	$ (2,537,936)

(4) Income Tax Status

The Plan obtained its latest determination letter dated March 21, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements.

(5) Related Party Transactions

At December 31, 2006 and 2005, participant directed investments included $11,440,121 and $13,544,936 of Merchants Bancshares, Inc. common stock, the Plan sponsor's parent. These amounts represent 41% and 52% of the net assets available for plan benefits at December 31, 2006 and 2005, respectively. This concentration of investment in stock of the Plan sponsor could potentially expose the Plan to more risk.

(6) Plan Termination

The Bank intends to continue the Plan indefinitely; however, the Plan is voluntary on the part of the Bank and the Bank reserves the right to modify or terminate the Plan at any time. In the event of Plan termination, participants will remain 100% vested in their accounts, net of any expense to the Plan.

(7) Withdrawing Participants

All participants who have withdrawn from the Plan and requested their benefits have been paid as of December 31, 2006.

THE MERCHANTS BANK
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

Plan Sponsor : Merchants Bank

Administrator's EIN: 03-0141230
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Schwab Institutional Advantage Money Fund	922,265 Units		$ 922,265
	Artisan International Fund	56,183 Shares		1,628,755
*	Merchants Bancshares	498,915 Shares		11,440,121
	Harbor Capital Appreciation Fund	19,223 Shares		641,071
	Laudus U.S. Small Cap Fund	74,209 Shares		915,001
	Legg Mason Value TR Income Fund	14,810 Shares		1,197,541
	Longleaf Partners Fund	26,951 Shares		939,515
	Loomis Sayles Bond Fund	89,799 Shares		1,283,226
	Oakmark Fund	28,494 Shares		1,308,439
	Oakmark Global Fund	24,802 Shares		626,989
	PIMCO Total Return Fund	211,220 Shares		2,192,466
	Selected American Shares Fund	26,725 Shares		1,230,939
	TCW Galileo Select Equities Fund	48,550 Shares		927,301
	Thornburg International Fund	33,496 Shares		971,715
	Vanguard Bond Index Fund	61,022 Shares		603,507
	Vanguard Bond Index Fund Short Term	23 Shares		228
	Vanguard Total Bond Market Index Fund	18 Shares		180
	Vanguard Total Bond Market Admiral Fund	43,566 Shares		435,224
*	Participant Loans	5.75% - 10%	-	457,372
				$ 27,721,855

McSOLEY McCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Exhibit A

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-41051) and Form S-8 (Nos. 333-34869, 333-34871, and 333-18845) of Merchants Bancshares, Inc. of our report dated June 29, 2007 appearing in this Annual Report on Form 11-K of The Merchants Bank 401(k) Employee Stock Ownership Plan for the year ended December 31, 2006.

McSoley McCoy & Co.

South Burlington, Vermont
VT Reg. No. 92-349

END